July 24, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (317) 577-5605

Mr. Daniel R. Sink
Chief Financial Officer
Kite Realty Group Trust
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

Re: **Kite Realty Group Trust**
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        File No. 1-32268

Dear Mr. Sink:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis

Funds from Operations, page 49

1.   Please tell us and disclose in future filings the difference between FFO of the Kite Portfolio and FFO allocable to the Company. Also, tell us how you derived the limited partner interests that are deducted to arrive at FFO form Operations allocable to the Company.

Financial Statements

Mr. Daniel R. Sink
Kite Realty Group Trust
July 24, 2006

<u>Consolidated Statement of Income and Comprehensive Income, page F-4</u>

2.   Please tell us why you have shown the Limited Partners' interest in the operating partnership below income from discontinued operations when a portion of the limited partners' interest is from continuing operations. This portion of the limited partners' interest should be shown as part of income from continuing operations. For reference see Rule 5-03 of Regulation S-X.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Daniel R. Sink
Kite Realty Group Trust
July 24, 2006

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief